

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2018

Daniel R. Passeri
Chief Executive Officer
Cue Biopharma, Inc.
21 Erie Street
Cambridge, MA 02139

       Re: Cue Biopharma, Inc.
            Registration Statement on Form S-1
            File No. 333-225800
            Filed June 21, 2018

Dear Mr. Passeri:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1, filed on June 21, 2018

Incorporation of Certain Information By Reference, page 16

1.   We note that you incorporate by reference future reports to be filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act in your registration statement. However, to be eligible to forward incorporate, you must be a smaller reporting company. Refer to Item 12(b) of Form S-1. Please tell us how you determined you are eligible to forward incorporate or revise your registration statement accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Abigail Jacobs at 202-551-2909 or Mary Beth Breslin at 202-551-3625 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Mark R. Busch